OD
9/13/13

[redacted]

SEC MAIL PROCESSING
RECEIVED
SECURITIES
AUG 15 2013
WASH, D.C.

13025781

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68061

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/12 (MM/DD/YY) AND ENDING 06/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LMV Capital Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 EAST 26th Street 16th FLOOR
(No. and Street)

New York (City) New York (State) 10010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT M BURNAT 212-362 4488
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ARNOLD G. GREENE
(Name – if individual, state last, first, middle name)

866 UNITED NATIONS PLAZA (Address) NEW YORK (City) NewYork (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD
10/14/13
KW
9/27/13

OATH OR AFFIRMATION

I, ZEEV KLEIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LMV Capital Corp., as of JUNE 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBERT M. BURNAT
Notary Public, State of New York
No. 01BU4778315
Qualified in New York County
Commission Expires June 30, 2014

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LMV CAPITAL CORP.

CONTENTS

JUNE 30, 2013

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(516) 742-2198
FAX (516) 742-3813

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of

LMV CAPITAL CORP.

Report on the Financial Statements

I have audited the accompanying statement of Financial condition of LMV Capital Corp. (the "Company") as of June 30, 2013 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosure in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropiate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropirate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LMV Capital Corp. as of June 30, 2013, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

My audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplemental schedule has been subjected to the auditing procedures applied in my audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

August 12, 2013

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

LMV CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION

June 30, 2013

ASSETS

Cash		$ 11,974
Total assets		**$ 11,974**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accrued expenses		$ 4,000
Total Liabilities		4,000
Stockholder's Equity:		
Common stock, at par value of $0.0001, 200 shares authorized, issued and outstanding.	$ -	
Additional paid in capital	51,356	
Retained earnings (deficit)	(43,382)	
Total Stockholder's Equity		7,974
Total Liabilities and Stockholder's Equity		**$ 11,974**

See notes to financial statements.

LMV CAPITAL CORP.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED June 30, 2013

Revenues:		
Fee income		$ -0-
Expenses:		
Professional fees	$ 13,100	
Registrations and assessments	3,219	
Total expenses		**16,319**
Net Loss		**$ (16,319)**

See notes to financial statements

LMV CAPITAL CORP.

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2013

Cash flows from operating activities	
Net Loss	$(16,319)
Increase in accrued expenses	1,658
Net cash provided by operating activities	**(14,661)**
Cash flows from investing activities	**-0-**
Stockholder contributions	16,750
Net increase in cash	**2,089**
Cash:	
Cash-Beginning, July 1, 2012	9,885
Cash-Ending, June 30, 2013	**$ 11,974**

The accompanying notes are an integral part of these financial statements.

LMV CAPITAL CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2013

	Common Stock	Additional paid in Capital	Retained Earnings (deficit)	Total Stock-holder's Equity
Balance beginning of Period	$ -	$ 34,606	$ (27,063)	$ 7,543
Stockholder contributions	-	16,750		16,750
Net loss			(16,319)	(16,319)
Balance end of period	$	$ 51,356	$ (43,382)	$ 7,974

See notes to financial statements.

LMV CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2013

1. ORGANIZATION AND NATURE OF BUSINESS:

LMV Capital Corp. (the "Company"), a Delaware corporation, was organized on September 17, 2008. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC", and is a member of the Financial Industry Regulatory Authority (""FINRA"). The primary business of the Company is advisory and placement services related to mergers and acquisitions for which it receives fees in various forms. The Company is a wholly owned subsidiary of LMV Capital Holdings Corp. (the "Stockholder").

2. SIGNIFICANT ACCOUNTING POLICIES:

USE OF ESTIMATES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. REVENUE RECOGNITION

Commission income and related expenses are recorded on the accrual basis.

4. INCOME TAXES

The Company, with the consent of the Stockholder, has elected under the Internal Revenue Code (the "IRC") to be a Subchapter S Subsidiary Corporation ("Qsub"). The Stockholder has elected under the IRC to be a S Corporation. The Stockholder is responsible for filing the applicable tax returns and including the financial results of the Company. The Company does not file a tax return.

5. NET CAPITAL REQUIREMENTS:

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The rule requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. Net capital as reported on page 8 of this audited Form X-17A-5 indicates net capital of $7,974 In July 2013, the Company filed part IIA of Form X-17 A-5 (unaudited) and reported the same net capital of $7,974, which was $2,974 in excess of the minimum net capital.

The Company claims exemption from the requirements of rule 15c3-3, under Section (k) (2) (i) of the rule.

6. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with Landmark Ventures, Inc., an affiliate of the Company, which provides for the use of office space, furnishings and equipment free of charge.

LMV CAPITAL CORP.

COMPUTATION OF NET CAPITAL

JUNE 30, 2013

Stockholder's Equity		$ 7,974
Less: non-allowable assets		-0-
Net capital before haircuts		7,974
Less: haircuts on securities		-0-
Net capital		**7,974**
Greater of:		
Minimum dollar net capital required	$5,000	
or		
Minimum net capital required: (6.67% of aggregate Indebtedness $4,000)	267	5,000
Excess net capital		**$ 2,974**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	$ 4,000
Percentage of aggregate indebtedness to net capital	50.16%

See notes to financial statements.

LMV CAPITAL CORP.

RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

JUNE 30, 2013

Net capital per company's unaudited X-17A-5, Part IIA Filing (Focus Report)	$ 7,974
Adjustments:	-0-
Net capital per audited report, June 30, 2013	$ 7,974

There were no material differences between the audited and unaudited statements.

LMV CAPITAL CORP.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 FOR THE YEAR ENDED JUNE 30, 2013

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

The Company operates under the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3.

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of June 30, 2013.

LMV CAPITAL CORP.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2013

The Company claims exemption from the requirements of rule 15c3-3, under Section (k) (2) (i) of the rule.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(516) 742-2198
FAX (516) 742-3813

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholder's of

LMV CAPITAL CORP.

In planning and performing our audit of the financial statements and supplementary schedules of LMV Capital Corp. (the "Company") for the year ended June 30, 2013, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's financial control.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affect the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies that results in more than remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30,2013, to meet the SEC's objectives.

In addition, my review indicated that the Company was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(I) as of June 30, 2013, and no facts came to my attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of management, the SEC, The Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

August 12, 2013

Arnold G. Greene